January 14, 2011

Via EDGAR

William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Charles & Colvard, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 23, 2010
File No. 0-23329

Dear Mr. Thompson:

This letter responds to your comment letter of December 17, 2010 regarding the above-referenced filings made by Charles & Colvard, Ltd. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s response set forth immediately below.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1.  Business, page 1

1.
We note your statement on page one and elsewhere in your filing that you have recently begun selling finished jewelry. Please describe your finished jewelry business, including the types of jewelry you plan to manufacture, any materials requirements you have and the sources and availability of those materials, the distribution method(s) for your finished jewelry, and any potential effect that your entry into the finished jewelry business will have on current relationships with your distributors. In this regard, we note your statement on page 6 that “with the assurance of exclusivity, key manufacturers are more willing to make the investment in gold and labor, as well as marketing and display materials, to produce moissanite jewelry.” Please provide us with your proposed revised disclosure. Refer to Item 101(h)(4) of Regulation S-K.

RESPONSE:

Historically, the Company has manufactured and distributed only loose moissanite jewels, with its customer base comprising intermediary manufacturers, which use the jewel as a

300 Perimeter Park Drive, Suite A     Morrisville, NC 27560     Telephone 919.468.0399
Facsimile 919.468.0486     www.charlesandcolvard.com

Mr. William H. Thompson
January 14, 2010

component of finished jewelry, and distributors that resell the loose jewel to retailers or manufacturers. Beginning in late 2009, we began to explore an expansion of our business into finished jewelry containing moissanite. We began manufacturing finished jewelry in 2010, with sales beginning in April 2010. Therefore, we did not consider the Company to be in the finished jewelry business at the time we filed our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and did not describe finished jewelry as a principal product under Item 101(h)(4) of Regulation S-K.

The Company did sell a limited amount of finished jewelry during 2009 and 2010 that was not part of the new finished jewelry business. As disclosed on page 7 of the Form 10-K, one of our former manufacturers, Reeves Park, Inc. (“Reeves Park”), entered into a settlement agreement with us in January 2009, under which we assumed Reeves Park’s obligations to continue trunk shows of Reeves Park’s finished jewelry containing moissanite at JCPenney until JCPenney canceled the remaining scheduled trunk shows in September 2009. We are still in the process of selling down the remaining inventory of Reeves Park jewelry that we accepted as part of the settlement agreement, primarily through our private Friends & Family website and at certain customers’ retail stores and/or websites at closeout prices. In addition, the Company has a limited amount of jewelry it produced several years ago as a test market that it has also attempted to sell through these same channels. We do not consider the sales of the Reeves Park inventory and old test market production jewelry as being in the finished jewelry business.

In early 2010, we began manufacturing finished jewelry containing moissanite in such basic designs as stud earrings, solitaire and three-stone rings, pendants, and bracelets. We are also developing a sample line of designer-inspired fashion jewelry that we intend to offer as an expansion to the basic line of jewelry. The primary ingredients of this finished jewelry are loose moissanite jewels that we have on hand as part of our finished goods inventory, white or yellow gold settings, and labor to mount the jewels into the settings. We have also created several pieces of jewelry in alternative metals such as sterling silver and palladium. We source these readily available metals and labor from a number of manufacturers and assemblers located primarily in the United States, China, South Korea, Thailand, the Dominican Republic, and Mexico.

In the risk factors on page 12 of the Form 10-K, we acknowledged that our potential entry into the finished jewelry business may result in current customers perceiving us as a competitor and reducing orders for our products. However, finished jewelry is currently sold direct by us to alternative or new sales channels that do not conflict with our existing distributors. Currently, the largest channel to which we sell our jewelry is television shopping networks such as ShopNBC, Jewelry Television, and Posh TV, which then resell the jewelry to their viewers. This sales channel is not provided moissanite jewelry by any of our existing distributor customers. As we continue to build our finished jewelry revenue stream, we are cognizant of potential channel conflict with our existing distributor and manufacturer customer base and take proactive measures to maintain those relationships through open dialogue and inclusion in future strategic initiatives as appropriate.

Our statement on page 6 of the Form 10-K that “with the assurance of exclusivity, key manufacturers are more willing to make the investment in gold and labor, as well as marketing

Mr. William H. Thompson
January 14, 2010

and display materials, to produce moissanite jewelry” refers to exclusivity with respect to select retailers. For example, we would grant an exclusive right for a particular distributor or manufacturer to sell to a certain retailer to encourage the investment in gold, labor, and marketing and display materials without concern over another distributor or manufacturer attempting to sell to the same retailer.

Because the description of the Company’s new finished jewelry business would be disclosed piecemeal throughout various sections of Item 1 of the Company’s Form 10-K (e.g., products, manufacturing, marketing and distribution, competition, etc.), we have not attempted to provide revised disclosure in this response. In future filings, the Company will include a description of its new finished jewelry business in compliance with Item 101(h)(4) of Regulation S-K and will continue to disclose any material impact on our customer, distributor, and manufacturer relationships that results, or may result, from our entry into the finished jewelry business.

Intellectual Property, page 5

2.
Please list the foreign jurisdictions in which you have patents for the production of moissanite jewels and the expiration date for each of those patents. Please provide us with your proposed revised disclosure. Refer to Item 101(h)(4)(vii).

RESPONSE:

The Company has patents that protect silicon carbide (SiC) for use as a gemstone material and the methodology for making moissanite jewels in the following foreign jurisdictions: Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Luxembourg, Monaco, the Netherlands, Portugal, Russia, Spain, Sri Lanka, Sweden, Switzerland/Lichtenstein, and the United Kingdom. The expiration date of the patents in these jurisdictions is August 27, 2016. In addition, the Company has a patent that protects SiC for use as a gemstone material and the methodology for making moissanite jewels in Mexico that expires on April 11, 2021.

In our future filings and in compliance with Item 101(h)(4)(vii) of Regulation S-K, we will revise the first two sentences of the Intellectual Property section of our Form 10-K to read substantially as follows:

We have United States product and method patents for moissanite jewels, expiring in 2015, under which we have broad, exclusive rights to manufacture, use, and sell moissanite jewels in the United States. We have these same patents in ~~a number of~~ 25 foreign jurisdictions primarily across Asia and Europe, expiring in 2016, and in Mexico, expiring in 2021.

Mr. William H. Thompson
January 14, 2010

Marketing and Distribution, page 6

3.
We note your disclosure on page eight that you have distributors covering “certain countries in Southeast Asia and the Middle East,” and that you “have continued to invest in certain international markets that [you] believe have the most potential.” Please identify the “certain countries” and “certain international markets” to which you refer. Please provide us with your proposed revised disclosure.

RESPONSE:

The Company has distributors in Southeast Asia in the countries of China (including Hong Kong), Indonesia, Singapore, Thailand, Sri Lanka, and Vietnam and in the Middle East in the countries of Turkey and the United Arab Emirates. The international markets in which we have continued to invest, to date, due to our belief that they have the most potential with respect to acceptance and sales of the moissanite jewel include China, India, Vietnam, Australia, and the United Kingdom.

In our future filings, we will revise the first three sentences of the referenced paragraph in our Form 10-K to read substantially as follows, to the extent such disclosure remains accurate and applicable:

We currently have distributors for moissanite jewels covering portions of Western Europe, Australia, India, ~~and certain countries in~~ Southeast Asia, and the Middle East. We have approximately 25 international distributors and may increase this number. We have continued to invest in certain international markets that we believe have the most potential with respect to acceptance and sales of the moissanite jewel, including China, India, Vietnam, Australia, and the United Kingdom.

Item 1A.  Risk Factors, page 11

4.
Please include a risk factor describing any collectability risk you face in doing business with foreign entities. In this regard, we note your disclosure on page five regarding your objection to the Norstel payment plan. Please provide us with your proposed revised disclosure.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, we will add the following bullet points, or substantially similar language, to our existing risk factor entitled “We are subject to certain risks due to our international distribution channels and vendors”:

•	the potential difficulty of enforcing agreements with foreign customers and suppliers; and

Mr. William H. Thompson
January 14, 2010

•	the complications related to collecting receivables through a foreign country’s legal system.

Part II, page 17

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 25

5.
We note that you did not make any raw materials purchases in 2009 and significantly reduced your 2008 raw materials purchases to improve your cash flow from operations. We also note that you agreed to purchase approximately $1.2 million in crystals from your sole supplier in 2010. Please describe the impact of your reduced raw materials purchases on your company’s earnings and cash flows, with a view toward informing investors whether any trends resulting from your reduced raw materials purchases in 2008 and 2009 are likely to continue in light of your $1.2 million purchase commitment in 2010. Please provide us with your proposed revised disclosure. Refer to SEC Release No. 33-8350 for additional guidance.

RESPONSE:

In 2008, the Company used approximately $2.2 million in operating cash flow to purchase raw material SiC crystals from its suppliers. As disclosed on page 26 of the Form 10-K, the Company was able to negotiate with its two primary raw material suppliers in the fourth quarter of 2008 to defer remaining outstanding purchase commitments of approximately $710,000. The net 2008 purchases including this deferral contrasts with total raw material SiC crystal purchases in 2007 of approximately $11.5 million, for a net improvement in cash flow from operations of approximately $9.3 million. There was no impact on earnings as these purchases were capitalized as inventory.

As disclosed on page 26 of the Form 10-K, the Company agreed in 2010 to purchase approximately $1.2 million in raw material SiC crystals to satisfy the existing purchase commitment from 2008 with our sole supplier and to preserve the exclusivity terms of our agreement with the supplier. The Company satisfied this purchase commitment in 2010, despite the Company’s already elevated inventory level, to maintain its relationship with its supplier and not because the inventory was needed. The purchases were made from operating cash flows over approximately eight months in 2010. We have no further outstanding commitments with our supplier to purchase raw material SiC crystals, and we expect the trends resulting from our reduced raw material SiC crystal purchases in 2008 and 2009 to continue for the foreseeable future. Because these trends did not change as a result of the 2010 purchases, we do not believe revised disclosure is required in the Form 10-K. In future filings, we will include any material changes in these trends, particularly in light of our entry into the finished jewelry business in 2010, and to the extent the Company has no future material purchase commitments, we will affirmatively state that fact.

Mr. William H. Thompson
January 14, 2010

6.
Please identify your $1.2 million raw materials purchase requirement as a capital commitment, discuss the effect of this commitment on your liquidity, and disclose the source of funds you will use to satisfy this capital requirement. In this regard, we note that your working capital decreased by 38% to $11.6 million in 2009. Please provide us with your proposed revised disclosure. Refer to Items 303(a)(1) and (2) of Regulation S-K.

RESPONSE:

The $1.2 million raw materials purchase requirement was a capital commitment that was met through cash flows from operations and, for this reason, had no material effect on the Company’s liquidity. As disclosed on page 26 of the Form 10-K, the decrease in working capital in 2009 of 38% was primarily a result of a decrease in trade accounts receivable from sales declines and a reclassification of inventory from short-term to long-term. The Company’s cash and cash equivalents increased by approximately $1.8 million in 2009 as a result of positive cash flow from operations, and this increased cash balance helped fund the $1.2 million raw materials purchase requirement in 2010.

In future filings, the Company will clearly identify its material capital commitments, the anticipated source of funds needed to fulfill such commitments, and any material impact on liquidity of such commitments in compliance with Items 303(a)(1) and (2) of Regulation S-K.

Item 8.  Financial Statements and Supplementary Data, page 28

Notes to Consolidated Financial Statements, page 35

Note 9.  Shareholders’ Equity and Share-Based Compensation, page 44
Stock Options, page 46

7.
We note that you granted stock options during the year ended December 31, 2009. Please refer to ASC 718-10-50-2 and tell us your consideration of disclosing the weighted average grant date fair value of such option grants.

RESPONSE:

The Company acknowledges that the weighted average grant date fair value of $0.42 for the 422,252 stock options granted in 2009 was inadvertently omitted from the Form 10-K. In future filings, the Company will include this disclosure as required.

Item 9A(T).  Controls and Procedures, page 52

Management’s Report on Internal Control Over Financial Reporting, page 52

8.	We note your statement that your internal control system was “designed to provide reasonable assurance to our management and Board of Directors regarding the

Mr. William H. Thompson
January 14, 2010

preparation and fair presentation of published financial statements.” Please supplementally confirm that your internal control system was designed to provide reasonable assurance regarding the reliability of your financial reporting and the preparation of financial statements or that your internal control system was designed to provide reasonable assurance that its objectives will be achieved. Please also revise your disclosure accordingly. Refer to Exchange Act Rules 13a-15(f) and 15d-15(f).

RESPONSE:

The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, and, as such, management’s assessment of internal control over financial reporting as of December 31, 2009 was based on the full definition of internal control over financial reporting found in Exchange Act Rules 13a-15(f) and 15d-15(f). In future filings, the Company will include the complete definition of internal control over financial reporting in its disclosure.

Part IV, page 53

Item 15.  Exhibits, Financial Statement Schedules, page 53

9.	Please file the independent contractor agreement between you and Mr. Boss as an exhibit.

RESPONSE:

The Company acknowledges that its independent contractor agreement with Mr. Boss was inadvertently omitted from the Form 10-K. Upon recognizing its error, the Company filed the agreement as an exhibit to its Quarterly Report on Form 10-Q for the period ended March 31, 2010.

Definitive Proxy Statement on Schedule 14A

Committees of the Board of Directors, page 6

Compensation Committee, page 6

10.
We note your disclosure that the committee “utilized the 2008-2009 National Association of Corporate Directors…director Compensation Report to review and establish our company’s 2009 director compensation.” Please revise your disclosure to explain how you used that Report to establish your director compensation and provide us with your proposed revised disclosure.

Mr. William H. Thompson
January 14, 2010

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will revise the referenced disclosure to include language substantially similar to the following underlined language, to the extent that it remains accurate and applicable:

In 2009, the Compensation Committee utilized the 2008-2009 National Association of Corporate Directors (“NACD”) Director Compensation Report to review and establish our company’s 2009 director compensation. The NACD report served as a market check to ensure that our director compensation was commensurate with director compensation at companies of similar industry and geographic region. The Compensation Committee, in collaboration with the full Board, assessed market conditions in establishing compensation to recruit its new executive officers in 2009, including the consideration of recommendations by a third-party search firm with respect to Mr. McCullough’s compensation. The Compensation Committee did not engage a compensation consultant during 2009 and did not consult with any executive officer in setting 2009 director and executive compensation. A special committee of the Board of Directors was formed in late 2008 to negotiate the management services agreement with Bird Capital Group, Inc. (“BCG”), dated February 3, 2009, under which BCG provided management services to us, including the services of Richard A. Bird as our full-time, non-employee Chief Executive Officer (the “Management Services Agreement”).

*           *           *           *           *

As requested in your December 17, 2010 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me by phone at (919) 468-0399.

Mr. William H. Thompson
January 14, 2010

Sincerely,

/s/ Randy N. McCullough
Randy N. McCullough
President and Chief Executive Officer

cc:	Yolanda Guobadia
Timothy L. Krist
Margaret N. Rosenfeld, Esq.